FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY, 2007

Logan Resources Ltd. (File #000-50737)
(Translation of registrant's name into English)

1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1
(Address of principal executive offices)

Attachments:

1. News Release dated May 8, 2007- **Drill Turning At Logan Resources' Heidi Gold Project**
2. News Release dated May 23, 2007- **Diamond Drill Program At Logan's Heidi Gold Project Going Well- Seventh Drill Hole Completed**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.
(Registrant)

Date: June 11, 2007   By: */s/ Seamus Young*
                                              Name
                                     Its: President/Director
                                              (Title)

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V:LGR
PK (USA):LGREF

Tuesday May 8, 2007

DRILL TURNING AT LOGAN RESOURCES' HEIDI GOLD PROJECT, YUKON

Vancouver, Tuesday, May 8, 2007 - Logan Resources Ltd. (TSXV:LGR) today announced that the diamond drill program at its 100%-owned (subject to 2% NSR) Heidi gold project, located northeast of Dawson City, Yukon commenced over the weekend. The Company is testing several priority targets over an extensive coincident Induced Polarization, magnetic and gold soil geochemical anomaly. Mineralization has been traced along surface for 2 km and the first two diamond drill holes from the 2006 field season intersected gold mineralization (see news March 20 and April 26, 2007). The exploration and drill program at Heidi is expected to take between 4-6 weeks to complete. Drill results will be released as analytical data is received, validated and compiled.

"Logan has a very aggressive program outlined for its Yukon projects this summer. The 2007 field season will involve work at Heidi, Shell Creek, Cheyenne, May Creek and its newly staked uranium project, recently named Turn River," said Michael Hibbitts, P.Geo, Vice President Exploration. "We are off to a great start by mobilizing a few weeks early and look forward to reporting on our progress," he added.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

President and CEO

For Further Information Please Contact:

Seamus Young, President & CEO

E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V: LGR
PK (USA):LGREF

Wednesday May 23, 2007

DIAMOND DRILL PROGRAM AT LOGAN'S HEIDI GOLD PROJECT GOING WELL – SEVENTH DRILL HOLE COMPLETED

Vancouver, Wednesday, May 23, 2007 - Logan Resources Ltd. (TSXV:LGR) today announced that its diamond drill program at the Heidi gold project in the Yukon is well ahead of schedule and is achieving excellent drill footage per shift. The Company has just completed its seventh diamond drill hole since the program began on May 5, 2007. The average depth of the drill holes is 100 meters (328 feet). Assays will be reported once they are received, validated and compiled.

"We are very pleased with the performance of Kluane Drilling to date. The early start up at Heidi has been smooth. We have made excellent progress so far and look forward to a very productive season," said Mike Hibbitts, P.Geo, Vice President of Exploration.

The Company's diamond drill program at Heidi is testing several priority targets over an extensive coincident IP, magnetic and gold soil geochemical anomaly. Mineralization has been traced along surface for 2 km and the first two diamond drill holes from the 2006 field season intersected gold mineralization very close to surface (see news March 20 and April 26, 2007).

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD
"Judith T. Mazvihwa"

Judith T. Mazvihwa, *CFO and Director*

For further information please contact:

Michael Hibbitts, P.Geo, Vice President-Exploration
604-689-0299 x 228

The RAYA Group, Investor Relations
Toll-free: 1-877-626-2121